AMENDED AND RESTATED OPERATING AGREEMENT

BIG D ENERGY DRINK LLC

(a Wyoming Limited Liability Company)

Member-Managed

Effective as of January 1, 2025

This Amended and Restated Operating Agreement (the "Agreement") of BIG D ENERGY DRINK LLC, a Wyoming limited liability company (the "Company"), is adopted effective January 1, 2025. It amends and restates the Company's prior operating agreement dated February 6, 2024, under which Adam Chatterton was the sole Member. Effective January 1, 2025, Reid Anderson is admitted as a Member of the Company with a twenty-five percent (25%) Membership Interest, and Adam Chatterton retains a seventy-five percent (75%) Membership Interest.

ARTICLE I

INITIAL DATE AND PARTIES; AUTHORIZATION

Section 1.01. Initial Date, Amendment Date, and Parties. The Company was organized in Wyoming on February 6, 2024. This Agreement became effective as an amended and restated operating agreement as of January 1, 2025 and is between the Company and its Members, Adam Chatterton and Reid Anderson.

Section 1.02. Authorization for this Agreement. This Agreement is made under the Wyoming Limited Liability Company Act. The Members intend this Agreement to govern the Company, its Members, and their Membership Interests from and after the effective date stated above.

ARTICLE II

DEFINITIONS

Unless the language or context clearly indicates otherwise, the following definitions apply:

- **Act of Members** means decisions undertaken by the Members holding a majority Membership Interest Percentage, unless a different percentage is otherwise specified in this Agreement. These may occur at a meeting or by written consent.
- **Agreement** means this Amended and Restated Operating Agreement and the articles of organization, as amended from time to time.
- **Assignee** has the meaning set forth in Section 5.05.
- **Capital Account** means the account of each Member maintained in accordance with Article V and the Required Records of the Company.
- **Charging Order Holder** has the meaning set forth in Section 5.02.
- **Code** means the Internal Revenue Code, as amended.
- **Company** means BIG D ENERGY DRINK LLC, a limited liability company organized under the LLC Act.

- **Default Rule** means a rule in the LLC Act which structures, defines, or regulates the finances, governance, operations, or other aspects of a limited liability company under the LLC Act and applies except to the extent it is negated or modified by the Agreement.
- **Fiscal Year** means calendar year.
- **LLC Act** means the Wyoming Limited Liability Company Act.
- **Manager** means the person or persons authorized under Article VII to manage the Company. The Company is member-managed unless otherwise provided by an Act of Members.
- **Member** means a person admitted as a member with an ownership interest in the Company.
- **Membership Interest and Percentage** mean the ownership rights in the Company and percentage interests set forth in Article V and the Required Records.
- **Net Losses and Net Profits** mean net losses and profits of the Company computed in accordance with the customary methods of accounting consistently applied from prior periods and allocated according to Membership Interest Percentage.
- **Net Operating Cash Flow** means all cash received by the Company from operations, including rents, fees, reimbursements and proceeds from sales, financings or re-financings, decreased by all cash expenditures for operations, including principal and interest on indebtedness, taxes, insurance, management fees, commissions, reasonable reserves, repairs, maintenance, renovation and capital improvements.
- **Officer** has the meaning set forth in Section 7.06.
- **Required Records** has the meaning set forth in Article X.
- **Substitute Member** has the meaning set forth in Section 5.03.

ARTICLE III

BACKGROUND OF THIS AGREEMENT

Section 3.01. History and Nature of the Company. The Company was organized in Wyoming and is authorized to engage in any legal act. The Company's principal place of business is set forth in its articles of organization and may be changed by an Act of Members.

Section 3.02. Powers. The Company has all powers granted under the laws of Wyoming.

Section 3.03. Registered Agent and Office. The Company's initial registered agent and its office are specified in the articles of organization. The registered agent may be changed by an Act of Members.

Section 3.04. Term. The Company commenced existence on the date its articles of organization were endorsed by the Wyoming Secretary of State and shall exist in perpetuity unless sooner terminated as provided in this Agreement.

ARTICLE IV

RELATIONSHIP OF AGREEMENT TO DEFAULT RULES AND ARTICLES

Section 4.01. Relationship of Agreement to LLC Act Default Rules. If any provision of this Agreement conflicts with a Default Rule, the provisions of this Agreement control and the Default Rule is modified or negated accordingly. If it is necessary to construe a Default Rule as modified or negated in order to effectuate any provision of this Agreement, the Default Rule is modified or negated accordingly.

Section 4.02. Relationship between Agreement and Articles of Organization. If a provision of this Agreement differs from a provision of the articles of organization, this Agreement governs to the extent the law allows.

Section 4.03. Standards of Conduct of Members and Managers. The Members and Managers of the Company have the duties required by the LLC Act, except to the extent modified by this Agreement to the fullest extent permitted by law. Each Member and Manager shall act in good faith and in a manner reasonably believed to be in the best interests of the Company.

ARTICLE V

CAPITAL STRUCTURE; MEMBERSHIP INTEREST AND PERCENTAGE

Section 5.01. Membership Interests and Percentages. Ownership rights in the Company are reflected in the Membership Interests and Percentages stated in the Capital Accounts maintained in the Required Records. Effective January 1, 2025, the Members and Membership Interest Percentages are as follows:

Member	Address	Contribution / Consideration	Membership Interest Percentage
Adam Chatterton	Address maintained in Company records	As reflected in Company records	75%
Reid Anderson	[redacted]	As reflected in Company records	25%
Total			**100%**

The Company shall not issue Membership certificates but shall, at the request of a Member, provide a statement setting forth the Membership Interest Percentage owned and any effective transfers. Taxpayer identification information, including any Social Security Number or ITIN, is maintained separately in the Company's confidential records and is not included in this Agreement.

Section 5.02. Creditor Rights. If a court enters a charging order against a Member, Substitute Member, or Assignee, the judgment creditor shall be referred to as the Charging Order Holder. The charging order is the exclusive remedy by which a Charging Order Holder may obtain any satisfaction from the Company to the extent provided under Wyoming law. A Charging Order Holder has no rights of a Member.

Section 5.03. Admission of Additional Members by Consent. No Person shall be admitted to the Company as an additional Member without the unanimous consent of the Members, unless otherwise approved under this Agreement. Reid Anderson is hereby admitted as a Member effective January 1, 2025 and agrees to be bound by this Agreement. The admission of an additional Member will reduce the proportional Membership Interest Percentage of the existing Member or Members and increase the Membership Interest Percentage of the admitted Member or Members as reflected in the Required Records.

Section 5.04. Restrictions on Transfer. To the fullest extent permitted by law, any transfer of or creation or existence of a lien on any Membership Interest or portion thereof, whether voluntary or involuntary, or by operation of law, is null and void without the unanimous consent of the Members. Any transfer in violation of this Section makes the proposed transferee an Assignee only.

Section 5.05. Assignee Interest Transferred. A Person to whom a Membership Interest is sought to be conveyed shall be an Assignee until such time, if ever, as that Person satisfies in full the requirements of this Article and becomes a Substitute Member. Until admitted as a Substitute Member, the Assignee has only the right to receive distributions associated with the assigned economic interest and has no voting rights, management rights, or access to Company records except as required by law.

Section 5.06. Return of Contributions. No Member, Transferee, Assignee, Charging Order Holder, or other Person has the right to require the return of any capital contribution. The Company may return all or any portion of a Member's capital contribution only with the consent required under this Agreement and only if, after such distribution, the Company can pay its liabilities as they become due.

ARTICLE VI

PROFITS AND LOSSES, DISTRIBUTIONS; TRANSACTIONS

Section 6.01. Profits and Losses. Net Profits and Net Losses shall be determined by the Manager as soon as practicable after the close of each Fiscal Year and shall be allocated to Members in accordance with Membership Interest Percentages outstanding at the end of the Fiscal Year, unless otherwise required by law or by a written tax allocation provision approved by the Members.

Section 6.02. Annual Distributions of Net Operating Cash Flow. The Manager may distribute Net Operating Cash Flow annually at such times and in such amounts as the Manager may determine after reserving for the working and other capital needs of the Company.

Section 6.03. No Right to Interim Distributions. No Member has a right to any distribution other than an annual distribution made in accordance with Section 6.02, a distribution on dissolution of the Company, or a distribution approved by an Act of Members. If an interim distribution is made, the distribution shall be allocated to Members according to Membership Interest Percentages outstanding at the date of distribution.

Section 6.04. Distributions in Kind. No Member has a right to any distribution in any form other than money and the Company may not make a distribution in kind unless approved by an Act of Members.

Section 6.05. Distributions Subject to Set-Off. All distributions are subject to set-off by the Company for any past-due obligation of a Member to the Company.

Section 6.06. Loans from and Transactions with Members and Managers. The Company, on terms negotiated by the Manager, may borrow money from and otherwise transact with a Member or Manager. Borrowing from or engaging in transactions with one or more Members or Managers does not obligate the Company to provide comparable opportunities to other Members.

Section 6.07. Restrictions on Members. Without the consent of all Members, no Member, except a Member who is also a Manager and acting in that capacity, may borrow from or lend money on behalf of the Company; sell, mortgage, lease, or otherwise dispose of or encumber Company property; sell, assign, pledge, or mortgage a Membership Interest; purchase property on behalf of the Company; or represent to any third party that the Member has authority to exercise the powers of a Manager.

ARTICLE VII

MANAGEMENT

Section 7.01. Designation of Manager. The Company shall be member-managed unless otherwise changed by an Act of Members. Adam Chatterton shall initially serve as Manager of the Company. A Manager need not be a Member. A Manager may be removed by an Act of Members holding a majority Membership Interest Percentage, unless a different percentage is required under this Agreement.

Section 7.02. Death, Incapacity or Resignation of Manager. A Manager may resign by providing written notice to the Members. The resignation takes effect 30 days after the date notice is delivered or on a specified later date. In the event of the death, incapacity, or resignation of a Manager, the Members may appoint a replacement Manager by an Act of Members.

Section 7.03. Authority of Manager. The Manager has authority to manage the Company and is authorized to make contracts, enter into transactions, and make and obtain commitments on behalf of the Company to conduct or further the Company's business, subject to any limitations in this Agreement or imposed by an Act of Members. If there are two or more Managers serving, the signature of one Manager binds the Company; however, Managers shall act by majority consent unless otherwise agreed in writing.

Section 7.04. Duties of Manager. Each Manager must discharge his, her, or its responsibilities in good faith, with the care of an ordinarily prudent person in a like position, and in a manner reasonably believed to be in the best interests of the Company.

Section 7.05. Indemnification and Hold Harmless of Manager. The Company shall indemnify, save, defend, and hold the Manager harmless from and against any loss, expense, or damage suffered by the Manager resulting from any act or omission relating to the Company, except for willful misconduct, gross negligence, intentional breach, or fraud.

Section 7.06. Appointment of Officers. The Manager may appoint Officers to act on behalf of the Company. Officers shall have such powers as are specifically set forth in the resolutions or written consents creating the Officer position. Each Officer serves at the pleasure of the Manager.

ARTICLE VIII

MEMBER MEETINGS

Section 8.01. Meetings and Written Consents. The Members may, but need not, meet as Members for any purpose. Any action that may be taken at a meeting may also be taken by written consent signed by the Members holding the required Membership Interest Percentage.

ARTICLE IX

AMENDMENTS

Section 9.01. Amendments. The provisions of this Agreement may not be waived, altered, amended, or repealed, in whole or in part, except by an Act of Members holding at least 75% of the outstanding Membership Interest Percentage, unless a higher threshold is required by law or another provision of this Agreement.

ARTICLE X

REQUIRED RECORDS

Section 10.01. Contents and Location of Required Records. The Company shall maintain its Required Records at its principal place of business or at another location designated by the Manager.

Section 10.02. Maintenance of Particular Records. The Company shall comply with the LLC Act and maintain records including the name, address, phone number, and e-mail address of each Member or Member's authorized agent, and the Capital Account for each Member, including all capital contributions, Membership Interest Percentage, and transfers.

ARTICLE XI

DISSOLUTION

Section 11.01. Dissolution. The Company shall dissolve and wind up when the period fixed for duration expires, if any, or on the written Act of Members holding at least 75% of the outstanding Membership Interest Percentage. Following dissolution, the Company shall execute and file any required statement or notice as prescribed by the Wyoming Secretary of State.

ARTICLE XII

MISCELLANEOUS

Section 12.01. Governing Law. This Agreement, and any question, dispute, or other matter related to or arising under this Agreement, shall be governed by the laws of Wyoming.

Section 12.02. Binding Effect. This Agreement binds the Members and all successors and assigns.

Section 12.03. Complete Agreement. This Agreement, including the articles of organization as amended from time to time, constitutes the complete and exclusive agreement of the Members and supersedes all prior agreements, whether oral or written, with respect to the subject matter hereof and thereof.

Section 12.04. Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, that provision shall be severed and this Agreement shall be construed and enforced as if the illegal, invalid, or unenforceable provision had never been part of the Agreement. The remaining provisions shall remain in full force and effect.

Section 12.05. Notices. A notice to be given or made to the Company or any Member must be in writing and shall be considered to have been given when delivered to the address specified in the Required Records. A person who wants to change an address in the Required Records may do so by giving written notice of the change to the Company. The change takes effect five days after notice is given.

Section 12.06. Multiple Counterparts. This Agreement may be executed in several counterparts, each of which shall be considered an original and all of which shall constitute one and the same document. Signatures delivered electronically or by scanned copy may be treated as originals to the fullest extent permitted by law.

Section 12.07. Gender and Number. As used in this Agreement, the masculine, feminine, and neuter gender, and the singular or plural number shall be considered to include the others whenever the context indicates.

ACCEPTED AND AGREED:

BIG D ENERGY DRINK LLC

By its Members:

[signature] ______________________________	Reid Anderson ______________________________
Adam Chatterton	**Reid Anderson**
Member / Manager - 75% Membership Interest	Member - 25% Membership Interest
Date: 01.01.2025	Date: 01.01.2025